AMERICAS GOLD AND SILVER CEO PAUL ANDRE HUET TO PARTICIPATE IN REUTERS MOMENTUM AI AUSTIN 2026

Huet to Appear on FOX Business on Friday Morning During the Conference

TORONTO, ONTARIO - September 21, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company") a North American producer of silver and other critical minerals supporting artificial intelligence ("AI"), electrification, national security and advanced manufacturing, is pleased to announce that Paul Andre Huet, Chairman and CEO of Americas Gold and Silver, will participate in the Momentum AI Austin 2026 conference, Reuters' flagship event in Austin, Texas on Friday, September 25th.

Mr. Huet will participate in a panel entitled "The Future Is Being Built Now: Leadership Perspectives on AI, Infrastructure and Competitive Advantage," examining the rapidly expanding physical infrastructure required to support the global AI buildout and the strategic importance of silver and other critical minerals required to build it.

The AI buildout is creating enormous demand for physical infrastructure, but constrained supplies of silver, copper and other critical minerals required to build that infrastructure could increasingly become both a limiting factor and a source of cost pressure. As a mining executive with more than three decades of experience in the sector, Mr. Huet brings a unique perspective to the discussion that extends beyond AI technology to the physical resources required to support its continued growth, a conversation that is increasingly urgent as demand accelerates and domestic supply constraints deepen.

The panel discussion will take place LIVE on Friday, September 25 at 1:00 PM ET (12:00 PM CDT).

MOMENTUM AI CONFERENCE DETAILS

WHEN: September 23 - 25

WHERE: JW MARRIOTT, Austin, TX

ADDRESS: 110 E 2nd Street, Austin, TX 78701

In addition, Paul Andre Huet is scheduled to appear on FOX Business Network's Mornings with FOX Business on Friday morning, September 25 at approximately 8:45 AM ET (7:45 AM CDT). Mr. Huet is expected to discuss the impact that silver and other critical minerals have on the AI buildout, solar development, and advanced manufacturing, as well as share key insights collected at Reuters' Momentum AI Austin 2026 event. Viewers can access the interview at the FOX Business website located at: https://www.foxbusiness.com/.

Members of the media, investors, and other participants interested in scheduling a meeting with Paul Andre Huet during the conference should contact Anthony D. Andora at Aandora@Americas-Gold.com.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a rapidly growing North American producer of silver and other critical minerals supporting the growth of AI, electrification, advanced manufacturing, and national security. The Company owns a portfolio of high-grade mining assets in the United States and Mexico and is executing a strategy to become one of North America's leading silver producers while establishing a secure domestic supply of antimony.

The Company's flagship Galena Complex in Idaho is one of the United States' premier silver mining districts and includes the nation's largest antimony mine. Nearby, the fully permitted Crescent Silver Mine hosts one of the world's highest-grade silver resources and offers significant future growth potential through shared infrastructure and processing. Through a 51/49 joint venture, the Company is developing a fully integrated domestic antimony supply chain-from mine to finished product-to help strengthen America's critical mineral independence.

Americas also owns and operates the Cosalá Operations in Sinaloa, Mexico, where EC120, a high grade silver-copper mine, is currently being scaled. With a strong balance sheet and multiple high-quality growth projects, the Company is well positioned to increase silver and antimony production while supplying the critical minerals needed to support the next generation of AI infrastructure, energy systems, and advanced industrial technologies.

For more information:

Miranda Powell

Manager, Investor Relations and Communications

M: +1-775-771-8832

E: ir@americas-gold.com

W: americas-gold.com

Cautionary Statement on Forward-Looking Information

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the potential for constrained supplies of silver, copper and other critical minerals required to build AI infrastructure and the Company’s role in addressing that demand, statements with respect to drill programs, assay results and the interpretation of the results of such drill programs, the upside potential to future mine plans, and statements about the Company’s exploration strategy and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate,” “believe,” “expect,” “goal,” “plan,” “intend,” “potential,” “estimate,” “may,” “assume,” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 27, 2026 or the Company’s MD&A for the three months ended March 31, 2026 dated May 14, 2026; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.